FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of August 1998


                                  Tevecap S.A.
                    (Exact Name as Specified in its Charter)


                                  Tevecap Inc.
                       (Translation of Name into English)


                            SEC FILE NUMBER: 0-22267

                                Rua do Rocio, 313
                              Sao Paulo, SP Brazil
                                    04552-904
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F        X         Form 40-F
                    -------------              -------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes                        No         X
                    -------------        -------------
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3- 2(b):82 N/A

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVECAP S.A.

By:     /s/ Jose Augusto P. Moreira
        ---------------------------
        Jose Augusto P. Moreira
        Officer


By:     /s/ Claudio Cesar D'Emilio
        --------------------------
        Claudio Cesar D'Emilio
        Officer

Date: August 28, 1998

                                  EXHIBIT LIST


1. One copy of the press release, dated August 31, 1998, containing relevant information on Tevecap S.A. for the three-month period ended June 30, 1998, with financial information prepared in accordance with Brazilian GAAP.

Tevecap S.A.
Rua do Rocio, 313 - 11th floor
04552-904-Sao Paulo-SP-Brazil
--------------------------------------------------------------------------------







                            TEVECAP ANNOUNCES SECOND

                              QUARTER 1998 RESULTS





Sao Paulo, August 31st, 1998, TEVECAP S.A., (TVA) one of Brazil's largest and fastest growing pay television operators and programming distributors, today announced results for the second quarter of 1998.







----------
Contact:

Tevecap - Douglas Duran    Telephone: 55 (11) 821-8554
Ludgate Communications - Marina Echavarria    Telephone: 1 (212) 688-5144

Tevecap S.A.                                                          Page 2/36





                                      Index

  1. Overview................................................................3
     Financial Highlights as of June 30, 1998................................4
     Operational Overview....................................................5
     TVA Market Overview.....................................................5
  2. Ownership & Partnership Relations.......................................7
     New Licenses............................................................7
  3. Operational Performance 2Q98............................................8
     TVA Distribuidora.......................................................8
        a) Cable Operation Overview..........................................8
        b) MMDS Operation Overview..........................................15
        c) C-Band Operation Overview........................................19
        d) TVA Distribuidora - 2Q98 Income Statement........................21
     TVA Satelite...........................................................22
        a) Ku-Band Operation Overview.......................................22
        b) TVA Satelite - 2Q98 Income Statement.............................25
     TVA Programadora.......................................................26
        a) HBO Brasil Operation Overview....................................26
        b) ESPN Brasil Operation Overview...................................27
        c) TVA Channel Operation Overview...................................27
        d) TVA Programadora - 2Q98 Income Statement.........................29
  4. Tevecap's Consolidated 2Q98 Results....................................30
        a) Consolidated Results.............................................30
        b) Financial Situation..............................................32
        c) Consolidated Balance Sheet.......................................34
        d) Tevecap - 2Q98 Income Statement..................................35
        e) Tevecap - 2Q98 Statement of Cash Flow............................36

Tevecap S.A.                                                          Page 3/36

1.   Overview
     --------

     Tevecap S.A. is one of the leading pay television operators and programming distributors in Brazil. The Company was the first to offer Ku-Band technology in Brazil through DirecTV(TM), which was launched in the second half of 1996. Brazil is the largest television market in Latin America, with approximately
35.2 million television households. During the first half of 1998, Pay TV penetration had no growth due to the difficult situation of the Country affected by the Asian crisis. Nevertheless, it is significant that Brazil had a 93% penetration of broadcast television and only a 7.3% Pay TV penetration as of December 1997. Market projections estimate that overall penetration should reach 28% by 2004.

     Despite the fact that the market has presented no growth during the first half of 1998, Tevecap continues to achieve its goals and has presented a subscriber base increase during this period.

     As of June 30, 1998, Tevecap had approximately 1.3 million direct and indirect subscribers, an increase of 5.2% over 4Q97, and a 3.6% increase over the 1Q98 subscriber base.

     The table below sets forth the number of subscribers as of June 30, 1998 and March 31, 1998.


                                 Subscriber Base
                                 ---------------


                                     Jun-98          Mar-98        Chg %
                                     ------          ------        -----
MMDS                                 201,998        223,247        -9.5%
Cable                                115,528        103,651        11.5%
C Band                                71,687         69,431         3.2%
Total Owned Systems                  398,213        396,329        -1.8%
TV Filme (MMDS) Total                111,090        112,443
   Equity Subscribers                 16,326         16,525        -1.2%
Canabras (Cable) Total                43,420         37,625
   Equity Subscribers                 15,631         13,545        15.4%
Total Operating Ventures (a)          31,957         30,070         6.3%
TVA Distribuidora                    421,170        426,399        -1.2%
TVA Satelite (b)                     176,002        163,826         7.4%
TVA Programadora                     711,679        672,830         5.8%
TVA Total Subscribers (c)          1,308,851      1,263,055         3.6%
HH receiving TVA                   1,431,404      1,383,053         3.5%

----------
(a)  represents equity subscriber base
(b)  means Ku Band Subscribers
(c) method employed in the United States, which means that the customer must be installed and paying on a current basis to be considered a subscriber. Non-installed backlog and disconnected subscribers are not included in TVA's Subscriber Base

Tevecap S.A.                                                          Page 4/36

Financial Highlights as of June 30, 1998

o Consolidated Net Revenue for 2Q98 reached US$81.0 million, representing a decrease of 1.4% versus US$82.2 million in 1Q98.

o Subscription Revenue amounted to US$64.3 million in 2Q98, a growth of 2.3% versus US$62.9 million in 1Q98 and an increase of 21.1% versus US$53.1 million in 2Q97. Subscription revenue represented 79.4% of Net Revenue versus 64.2% in 2Q97.

o Installation Revenue amounted to US$14.9 million in 2Q98, a decrease of 2.5% versus US$15.3 million in 1Q98. Installation revenue represented 18.4% of net revenue for 2Q98 as compared to 29.4% in 2Q97.

o Direct Operating Expenses reached US$48.2 million in 2Q98, a 2.8% decrease versus US$49.6 million in 1Q98. When comparing 2Q98 versus 2Q97, Subscription revenue grew 21.1% while Direct Operating Expenses grew only 11.3%.

o Selling, General and Administrative Expenses for 2Q98 reached US$23.7 million, a decrease of 6.5% versus US$25.3 million in 1Q98. As a percentage of Net Revenue, SG&A decreased from 30.8% in 1Q98 to 29.2% in 2Q98, showing a stabilization during the year.

o EBITDA reached US$9.1 million in 2Q98, representing an increase of 25.3% over the US$7.3 million reported in 1Q98, and an increase of 15.5% when compared to US$7.9 million in 2Q97.

o Total Operating Expenses for 2Q98 amounted to US$93.2 million, a 1.2% decrease versus US$94.4 million in 1Q98.

o Net loss for 2Q98 was US$33.1 million, an increase of 5.8% compared to a loss of US$31.2 million in 1Q98.

o Capital Expenditures (cash basis) amounted to US$27.0 million for 2Q98, an 8.0% increase versus US$25.0 million during 1Q98. Capital Expenditures (book basis) for 2Q98 reached US$41.4 million, an increase of 32.7% versus US$31.2 million in 1Q98.

o Net Sales in 2Q98 were 62,213 and the Activation for the same period was 64,282, which means that the Company reduced its Backlog.

     NET NEW SALES     MAY      JUN      JUL      TOT     ACTIVATION      2Q98
     -------------     ---      ---      ---      ---     ----------      ----
     Cable            4,944    7,514    6,696   19,154     Cable        19,693
     MMDS             5,650    3,572    3,110   12,333     MMDS         15,082
     C-Band           2,181    2,238    3,193    7,612     C-Band        6,209
     Ku-Band          6,974    8,116    8,024   23,114     Ku-Band      23,297
     TOTAL           19,750   21,440   21,024   62,213     TOTAL        64,282

o The Backlog as of the end of 2Q98 was 10,112 subscribers, a 20% decrease versus the 12,681 in 1Q98.

           Complete Financial Statements are included on pages 34 - 36

Tevecap S.A.                                                          Page 5/36


Operational Overview

     Despite the fact that Pay TV industry in Brazil is being impacted by adverse conditions, TVA's 2Q98 results are in accordance with our expectations mentioned during the 1Q98 Conference Call.

     We had anticipated sustaining the growth of our cable subscriber base, which did occur in 2Q98. This is impressive when compared with other Brazilian operators. The same trend was confirmed in our Ku-Band and C-band operations. In the case of MMDS, presented in detail on the following pages, we decided to reduce the sales while evaluating the current situation and now we are finalizing a plan to be implemented in the second half, to address properly the C class and to ensure continued profitability.

     We also explained last quarter how we have been managing churn and bad debt problems. Now, even though the churn rate remains high, we think that the Company is achieving its goal of minimizing this cost throughout the recovery of commissions in the case of subscriber cancellations occurring during the first 90 days, and also by retrieving 95% of decoders. Since our operations are almost 100% fully addressable, delinquent subscribers can be disconnected easily and immediately by software from the head-end without incurring the extra costs associated with sending a team to the subscriber's location.

     As mentioned in prior conference calls, with the consulting services of AT Kearney, a well-known US management consulting firm, supporting the Management of the Company in the review of internal corporate procedures, we are now showing a productivity gain that results in the reduction of Direct Operating Expenses and SG&A expenses. At this moment, we are confident that we will be able to maintain this trend in the second half of 1998. The following pages demonstrate the significance of Tevecap's improvement in terms of quality of service. Obviously, efficiency will result in an increase in profitability.

     Even under unfavorable circumstances, Tevecap was able to sustain its results, and even increase them, due to accurate market information and implementation of well-defined plans in all businesses, as in the cable business that took advantage of newly cabled areas, which are aimed at A and B class households.

     We intend to remain agile and responsive to consumer needs as the year progresses so that we can sustain and hopefully increase our growth patterns.


TVA Market Overview

     Tevecap will continue to pursue its strategy of consistent growth in existing operations since the TVA Market represents a huge potential for increased penetration. On the next page the Company has presented a chart showing our current status in terms of A, B and C classes.

Tevecap S.A.                                                          Page 6/36



                                    Households (1)                  Total
                                    --------------                 Marketable     % of
City                       A               B              C        Households    Brazil
----                     -----           -----          -----      ----------    ------
Sao Paulo (2)           359,824       1,125,511      1,488,750     2,974,085       22%
Rio de Janeiro (3)      162,698         501,343        781,454     1,445,495       11%
Curitiba (4)             34,568         116,188        177,428       328,184        2%
Others (5)               49,985         156,193        183,822       390,000        3%
Total                   607,075       1,899,235      2,631,454     5,137,764       38%
% of total ABC HH           12%             37%            51%          100%

Brazil (6)            1,081,498       4,190,804      8,246,421    13,518,723
% of total ABC HH            8%             31%            61%          100%

----------
(1)  Income  strata:   A = greater than  US$40,500,  B=US$13,500  to  US$40,500,
     C=US$5,400 to US$13,500
(2)  Includes Sao Paulo and 31 contiguous cities
(3)  Includes Rio de Janeiro and 10 continguous cities
(4)  Includes Curitiba and 6 contiguous cities
(5)  Includes Porto Alegre, Foz do Iguacu, Florianopolis, Camboriu and Blumenau
(6)  KU-Band and C-Band market

Source:  Pay-TV, August 1997


     The Brazilian Pay TV market for A, B and C classes is close to 13 million households. Combining MMDS and Cable, the Company can reach 5 million households, representing 38% of the potential market. However, with DTH technology, Tevecap can provide service to almost 100% of the potential market.

     Based on these figures, considering our cable plant that was built with state of the art technology and on our programming line-up that has been considered the best in the market, our current goals are as follows:

o    Increase our cable subscriber penetration very quickly

o    Build additional cable infrastructure to "A" and "B" class households

o    Properly target MMDS Service to "C" class households

o    Deliver DTH signal throughout the Country

o    Leverage infrastructure with additional services

o    Continue providing high quality programming

o    Provide the best service to Customers, and

o    Consolidate the Brazilian Pay TV market

Tevecap S.A.                                                          Page 7/36


2.   Ownership & Partnership Relations
     ---------------------------------

     Tevecap is a 62.2% owned subsidiary of The Abril Group, the largest publishing company in Latin America and one of the five largest media conglomerates in Latin America. Abril publishes approximately 200 magazines in Brazil, including eight of the ten most widely circulated. Additionally, Abril distributes nine magazines in Portugal and four in Argentina. Abril is also the leader in the Brazilian home video market and is the largest publisher of telephone directories in Latin America. Abril pioneered the development of electronic media in Brazil with the launch of TVA, which was the Country's first pay television operation. Abril, with its strong presence in all media sectors, provides TVA with expertise in distribution and advertising. Abril also provides TVA with access to its databases with proprietary subscriber information, particularly through its magazine publishing interests (including Veja, the world's fourth largest newsweekly magazine) which have a combined monthly paid circulation of 15.8 million.



                      [OWNERSHIP AND ORGANIZATIONAL CHART]


New Licenses

     Considering the structure of the tender invitation announced by the Government in the last quarter of 1997, Tevecap's shareholders decided to create new companies in association with other Telecommunication Groups in order to participate in the bid with the best structure under the Government rules.

     As of July, almost all injunctions that were preventing the Pay TV licenses auction from moving forward were eliminated since the "Superior Tribunal de Justica - STJ" (Brazilian Federal Court) gave a favorable ruling to Anatel (National Communications Agency). Therefore, the Company believes that the announcement of the list of companies qualified for the second stage of this process will be scheduled in a few weeks.

Tevecap S.A.                                                          Page 8/36



3.   Operational Performance 2Q98
     ----------------------------

TVA Distribuidora

     a)   Cable Operation Overview

     The following table sets forth TVA's Cable Plant as of June 30, 1998:


                         Coaxial       Optical        Homes       Density    Penetration       Subs
                        Cable (Km)   Fiber (Km)      Passed       (HP/Km)     (Subs/HP)        Base
                        ----------   ----------      ------       -------     ---------        ----
TVA SISTEMA - SP           1,974        540          561,012        284         14.1%         78,642
TVA SUL - 4 cities         1,215        117          263,999        217         13.8%         36,886
TOTAL OWNED SYSTEMS        3,189        657          825,011        259         14.0%        115,528
Canbras TVA - 10 cities      989         98          289,111        292         14.9%         43,420
TOTAL                      4,178        755        1,114,122        267         14.3%        158,948


     TVA Sistema's Cable platform was built with state of the art technology having 79% of 750 MHz bandwidth cable. Moreover, our cable plant can easily be upgradable for telephone service and is already capable of allowing the Company to offer interactive services as Internet. As of June 30, 1998 TVA's cable subscriber base, on an equity basis, amounted to 131,159 subscribers, which represented a 12% increase when compared to 1Q98, while our major competitor's equity subscriber base for the same period declined by 2.4%.

     The addressable decoders used by TVA's cable systems permit the upgrading, downgrading or disconnection of a subscriber service from the head-end. We have the capability of making such adjustments or changes on short notice. Our system is also ready to use pay-per-view technology. Addressability allows the Company to manage its churn since we have greater control over the services offered to our subscriber base. Addressability also enables TVA to offer four different programming tiers. Our main competitor is only now beginning to obtain addressability capability, and at present is able to offer only two tiers.

     Even though the City of Sao Paulo has been overbuilt, we are confident that we will be able to continue to achieve growth in the second half of 1998. Despite Brazil's generally adverse economic conditions for general consumer products, TVA's cable subscriber base grew by 11.9% in the 2Q98.

     We believe this growth performance is the result of the cable growth strategy we planned and have been implementing over a number of months. Our strategy focuses, among other things, on the concentration of our cable services in high density affluent areas. Our homes passed figure is now approximately 1.1 million. The homes passed are nearly all "A" and "B" class households. This greatly enhances our ability to penetrate our cabled areas. By contrast, our main cable competitor's homes passed figure, of 2.5 million, includes a substantial number of "C" class households. At present Brazil's "C" class households are suffering most from Brazil's economic difficulties. Bad debt among "C" class households is at an all-time high. TVA has been able to achieve a level of protection from these problems by concentrating on areas with "A" and "B" class households. We have also achieved greater efficiency by concentrating in high-density areas. Our current density statistics are approximately 267 homes per kilometer, while the similar figure for our main competitor is 167. This allows us to more efficiently derive revenue from our cable investments.

Tevecap S.A.                                                          Page 9/36


     Subscriber Performance

     Despite the present status of the Brazilian economy, TVA's cable subscriber base grew by approximately 12% in 2Q98. Tevecap had approximately 131,000 direct cable subscribers, an increase of 24% since December 31, 1997.

     The following table sets forth the subscriber performance between the quarters ended March 31, 1998 and June 30, 1998:

                     Cable Subscriber Evolution (Apr-Jun/98)


                                       TVA        TVA       Canbras
                                     Sistema      Sul       TVA (a)     Total
                                     -------      ---       -------     -----
(+) Paying Subs - March 31, 1998      66,655     36,996      13,545    117,196
(+) New Connects                      13,212      3,691       2,790     19,693
(+) Net Transferred from MMDS          4,760        194                  4,954
(-) Disconnects                        5,985      3,995         704     10,684
(=) Paying Subs - June 30, 1998       78,642     36,886      15,631    131,159
2nd Q98 Growth                         18.0%      -0.3%       15.4%      11.9%
Monthly Churn (b)                       2.4%       3.3%        1.4%       2.5%
Annual Churn (c)                       28.3%      39.1%       17.2%      30.1%

----------
(a) Represents subscribers in an equity basis.
(b)  Disconnects / (Initial Balance + New Connects + Net Transferred) / 3
(c)  Monthly Churn * 12


     As mentioned in our 1Q98 Press Release, our Cable Plant was built only in areas with high potential penetration and the only additional necessary investment are backbones and decoders. In the case of the City of Sao Paulo, the Company has already backboned 6,000 buildings adding almost 220,000 potential cable subscribers. As a result of our comprehensive marketing and sales efforts, we are achieving in Sao Paulo City, the country's most competitive area, 18.0% growth in the second quarter of 1998, while our major competitor had a 5.3% decline in the same period.

Tevecap S.A.                                                         Page 10/36



     Tevecap has always planned to transfer subscribers from MMDS to Cable technology in recently activated cabled areas of the City of Sao Paulo. As illustrated in the graph below, the transfer is occurring at an impressive rate.

                       Subscribers Transferred from MMDS
                       ---------------------------------

                                     [CHART]

     The graph below shows sales evolution for the first half of 1998. In 2Q98 TVA made a total of 19,154 new sales, a similar level compared to our major competitor for the same period, despite the fact that TVA has 56% fewer homes-passed than the major competitor.

                             Sales Volume Per Month
                             ----------------------

                                   [BAR CHART]

     The  following  highlights   demonstrate  our  strategy  in  terms  of  the
competition, focusing on providing good service to our customers and increasing profitability.

Tevecap S.A.                                                         Page 11/36

Tevecap's Installation Performance

     As shown below, the Company has significantly improved installation performance in order to accomplish the strategy implemented a few months ago.

                       % of installation as of daily sales
                       -----------------------------------

                                     [CHART]

     Following such strategy, backlog was dramatically reduced.

                        Backlog (in days of installation)
                        ---------------------------------

                                     [CHART]

Tevecap S.A.                                                         Page 12/36

The service provided to the Customer has shown that we are increasing our efficiency reducing the need for technical assistance:

     TVA has supplied improved training to all technicians using procedures recently designed by an outside consultant, giving the technicians indicators according to benchmarks. As a result, we are proud to show how the Company has been decreasing Customer requests for technical assistance:

                  Calls for technical assistance over Subs Base
                  ---------------------------------------------

                                     [CHART]

     Tevecap solves 40% of all calls on the same day and 60% on the following day.

Sales and growth strategy for Sao Paulo's Cable Network:

     As shown previously, TVA is ready to aggressively fight competition by increasing penetration, through the following procedures:

     o    Building cable in prospected areas and activating it immediately;

     o Investing in backbone in selected buildings with prior approval of the building manager;

     o    Approaching potential subscribers, and

     o    Making instantaneous installations.

     Due to the procedures above and in a constant search for accurate market information, we noticed that there is a major competitor's backlog (68,300 as of June 30, 1998) in A, B and C classes areas that are still waiting for Pay TV service.

     Based on our sales strategy and on our agility to backbone new buildings, there is a great opportunity for TVA cable operation to continue to grow during this year.

Tevecap S.A.                                                         Page 13/36

Churn and bad debt level tendency:

     Although present churn is already considered high by the Company, the action plan implemented in 1Q98 is indicating a trend for churn to decline during the second half of 1998. We experienced a 2.4% churn per month in 2Q98, 8% less than 1Q98.

     Tevecap  has   implemented  a  consistent   policy   regarding   delinquent
subscribers, who are disconnected after they become 30 days past due. After disconnection, the company makes a 100% provision for the outstanding account receivable. We manage subscriber receivables on a daily basis. Our policy towards default has been the following:

     o Five days after maturity date, our billing department sends a letter to the subscriber

     o Fourteen days after maturity date, a qualified employee calls the delinquent subscriber

     o    From  the  fourteenth  to  the  thirtieth  day  after  maturity,   the
          delinquent subscriber is expected to make a decision concerning the subscription, from three options:

          a)   pay the overdue value to avoid disconnection,

          b)   downgrade the programming package to a lower priced one, or

          c)   cancel the subscription.

     o After thirty days past due, the subscriber is immediately disconnected and the Company starts the process to issue a service order for retrieval of the decoder. We have recovered 95% of total disconnected subscriber decoders, allowing the Company to gain additional revenue.

                   OBS.: The same procedure is used for MMDS

Tevecap S.A.                                                         Page 14/36

Price continues to be consistent with the previous quarter as a result of the programming tiering implementation:

     As mentioned in the 1Q98 Press Release, TVA Distribuidora operation has achieved its budgeted cable subscriber goals by targeting A and B social classes combined with the implementation of affordable programming packages.

     As shown in the chart below, TVA Distribuidora's cable operation has sustained the monthly fee throughout the first half of 1998. In Sao Paulo we increased our hook-up fee by 57.3%. In the South, in order to face competition, we invested in a more aggressive policy, reducing the hook-up fee by 18.3%. As a result of this strategy we obtained a 29.4% average increase as compared with 1Q98.


                                         US$ per new subs
                                         ----------------
                          Hook up fee                       Monthly fee
                          -----------                       -----------
                  1Q98      2Q98      % Chg.         1Q98      2Q98      % Chg.
                  ----      ----      ------         ----      ----      ------
TVA Sistema      $32.66    $51.39      57.3%        $42.83     $44.99      5.0%
TVA Sul          $60.44    $49.37     -18.3%        $38.55     $36.26     -5.9%
TOTAL            $39.31    $50.86      29.4%        $41.80     $42.71      2.2%



     As soon as Brazilian legislation approves Internet service to subscribers, Tevecap will be able to provide such services, and this will certainly represent a new source of revenue for the Company. We have already started a pilot project in Sao Paulo with 100 subscribers. We estimate 25% of total PC households as potential subscribers.

     Presently, TVA offers up to 54 analog channels with capacity to offer up to 78 analog channels. The following chart shows Sao Paulo's tiering table with prices in US$.


 Package           Channels          Price (1)
 -------           --------          ---------
Essencial             35               32.50
Especial              49               36.82
Cine Show             38               46.33
Total                 54               50.91

----------
(1)  TVA Sul's packages are cheaper than Sao Paulo's


     On the next page we set out our line-up for cable operation:

Tevecap S.A.                                                         Page 15/36

Cable Line-up


                           Cable Channel Packages (1)
                           --------------------------


                                Essencial Package
                                -----------------
Essencial           Comunitario          Electronic Guide        ESPN Intl.
TV Legislativa      Cultura*             Bravo Brasil            Eurochannel
TV Senado           Globo*               Cartoon                 Fox Kids
CBS                 Manchete*            Discovery               MTV*
Bandeirantes*       Record*              CMT                     Mundo
Canal 21*           Rede Mulher*         CNN Espanol             Sony
Canal Sao Paulo     Rede Vida*           E!                      TNT
CNT*                SBT*                 ESPN Brasil             Warner
TVE Rio*            CNV                  TV Gospel

                     Cine Show Package = Essencial plus ...
                     --------------------------------------
                    HBO                  HBO2                    Cinemax

                      Especial Package = Essencial plus ...
                      -------------------------------------
ART                 CNN Intl.            Discovery Kids          DW
Fox                 Nickelodeon          RAI                     RTPi
TeleUno             Travel Channel       EV5                     TV Espana
WorldNet            NHK                  MGM Gold                America 2

                    Total Package = All channels listed above
----------
(1)  Based on Sao Paulo tiering
*    Names in Bold Blue mean Broadcast TV


     According to the Brazilian Cable legislation, off-air channels are a must-carry for cable operations.

     After the implementation of our tiering strategy, in Sao Paulo, 67.5% of new subscribers elected the Total Package and 6.6% elected the Cine Show package, totaling 74.0% of new sales of premium packages, which was the main reason for the 5% increase on the average monthly fee during 2Q98 in Sao Paulo City.


     b)   MMDS Operation Overview

     TVA Distribuidora has four MMDS licenses and operates in the Cities of Sao Paulo, Rio de Janeiro, Porto Alegre and Curitiba. These areas have a LOS of almost 5 million A, B and C households, for a total population of close to 17.4 million. As of June 30, 1998, 218,324 MMDS subscribers were served in this area. Through a tiered pricing system and 100% addressable decoder boxes, its MMDS system offers up to 31 channels. Since customers may select the programming packages they want and can afford, tiered pricing is expected to attract more subscribers. This will also reduce future churn rates. Customers may select from four packages varying from US$26 to US$47, for 14 to 31 channels.

     As presented in the item "Cable Operation Overview", TVA Distribuidora's strategy to transfer subscribers from MMDS technology to Cable was intensified in 2Q98 since the Company has invested heavily to deploy a significant Cable Network in Sao Paulo.

Tevecap S.A.                                                         Page 16/36

     Notwithstanding TVA Distribuidora's strategy to continue to offer MMDS Service to C class households and to areas not covered by cable, the Company has decided to reduce efforts to sell such technology in 2Q98 while it was preparing a plan to properly reach the subscribers that were affected by the Brazilian economic situation. We expect that after the definition of some market issues the Company will be ready to start to increase sales to such potential subscribers, based on said plan and due to be fully addressable.

     Since early this year, Tevecap has adopted a credit check of all new potential subscribers, using SPC and SERASA Credit Bureaus (Brazilian companies offering services similar to Dun & Bradstreet). Also, as mentioned in the 1Q98 Press Release, the delinquency trend is not expected to slow down. In 2Q98, we realized that more than 30% of potential new customers - mainly C class - had their credit refused and, accordingly, the Company decided not to accept them as subscribers.

     Tevecap firmly believes that, as soon the economy stabilizes and Pay TV becomes a utility for this class as a whole, then churn rate will reduce to an average of 1.5% per month. During the second half of 1998, our focus is to manage this technology using our strong credit policy. Therefore, we expect to be showing to the market a low-growth but better-quality MMDS subscriber base.

     The Company has developed in the past years a strong expertise in MMDS technology. At this time, we are also working on the MMDS Digitalization that could provide an important tool to expand channel capacity up to 100 channels, with digital signal quality. This project may be available for 1999. At this moment, the Company is also testing internet service through MMDS in Sao Paulo, and its subsidiary TV Filme already delivers this service to its subscriber base.


Subscriber Performance

     In the second quarter of 1998, TVA Distribuidora had approximately 218,000 MMDS direct subscribers, a decrease of 8.9% over March 31, 1998.

     The following table sets forth the subscriber performance between the quarters ended March 31, 1998 and June 30, 1998:


                     MMDS Subscriber Evolution (Apr-Jun/98)
                     --------------------------------------


                                       TVA        TVA          TV
                                     Sistema      Sul       Filme (a)   Total
                                     -------      ---       ---------   -----
(+) Paying Subs - March 31, 1998     203,333     19,914      16,525    239,772
(+) New Connects                      11,990      2,086       1,006     15,082
(+) Net Transferred to Cable          -4,760       -194           0     -4,954
(-) Disconnects                       26,295      4,076       1,205     31,576
(=) Paying Subs - June 30, 1998      184,268     17,730      16,326    218,324
2nd Q98 Growth                         -9.4%     -11.0%       -1.2%      -8.9%
Monthly Churn (b)                       4.2%       6.2%        2.3%       4.2%
Annual Churn (c)                       50.0%      74.8%       27.5%      50.5%

----------
(a)  Represents subscribers in an equity basis
(b)  Disconnects / (Initial Balance + New Connects + Net Transferred) / 3
(c)  Monthly Churn * 12

Tevecap S.A.                                                         Page 17/36

     The graph below shows our strategy to reduce MMDS sales during the 2Q98.


                             Sales Volume per Month
                             ----------------------

                                     [CHART]



MMDS Strategy for next quarters:

     TVA Distribuidora will continue to switch its MMDS subscribers to cable, but in areas not served by cable it intends to get more subscribers, but only credit approved subscribers.

     Despite the fact that TVA Sul's operation at Curitiba suffered a decrease in Monthly Fee due to programming tiering, TVA Sistema (Sao Paulo and Rio de Janeiro) maintained the same level for the new subscriber base as presented in the first quarter, showing a stabilization, pursuant to the table below:


                                        US$ per new subs
                                        ----------------
                          Hook up fee                      Monthly fee
                          -----------                      -----------
                   1Q98     2Q98     % Chg.         1Q98      2Q98     % Chg.
                   ----     ----     ------         ----      ----     ------
TVA Sistema      $103.06   $85.79    -16.8%        $39.28    $39.21     -0.2%
TVA Sul           $97.13   $94.32     -2.9%        $30.74    $26.80    -12.8%
TOTAL            $102.48   $87.37    -14.7%        $38.45    $36.91     -4.0%



Opportunity at the C class:

     Since MMDS operations serve a 35 Km radius from the main antenna, in past years C class subscribers could be reached by this technology. However, those subscribers were strongly affected by unemployment and by the economic action taken by the Government in reaction to the Asian crisis.

     The Company has no doubt that the 2.4 million C class households covered by our existing operations represent a huge opportunity for the growth of Pay TV business in Brazil. We feel confident that TVA is in a good position, after all procedures that we implemented to avoid delinquency, to grow by exploiting in a profitable way this segment that might be considered risky by other competitors.

Tevecap S.A.                                                         Page 18/36

MMDS Line-up:

     TVA currently offers four different programming tiers:


                            MMDS Channel Packages (1)


                                Essencial Package
                                -----------------
Bravo                Cartoon              Electronic Guide        Discovery
Bandeirantes*        ESPN Brasil          ESPN Intl.              Eurochannel
Fox Kids             MTV*                 Mundo                   Sony
TNT                  Warner               Cultura*                E!
SBT*                 CBS                  CMT

                     Cine Show Package = Essencial plus ...
                     --------------------------------------
                     HBO                  HBO2                    Cinemax

                      Especial Package = Essencial plus ...
                      -------------------------------------
CNN Intl.            Discovery Kids       Fox                     Nickelodeon
RAI                  RTPi                 Travel Channel          MGM Gold

                           Total Package = All channels listed above

----------
(1)  Based on Sao  Paulo  and Rio de  Janeiro  tiering
*    Names in Bold Blue mean Broadcast TV


     In accordance with the MMDS legislation, Brazilian off-air channels do not enjoy "must carry" status, and frequencies occupied by MMDS are being reserved to future digital distribution of services.

     Presently, TVA offers up to 31 analog channels. See below our price list based on the Sao Paulo and Rio de Janeiro Operations in US$.


 Package           Channels          Price (1)
 -------           --------          ---------
Essencial             19               25.84
Especial              27               32.41
Cine Show             22               41.66
Total                 30               46.42


(1)  TVA Sul's packages are cheaper than Sao Paulo's


     After the implementation of our tiering strategy, in Sao Paulo, 66.7% of new subscribers elected the Total Package and 6.4% elected the Cine Show package, totaling 73.1% of new sales of premium packages.

Tevecap S.A.                                                         Page 19/36

     c)   C-Band Operation Overview

     Today TVA is the only pay TV operator to deliver a digital C-Band signal in Brazil. TVA has provided C-Band service since 1993. The system serves the whole Brazilian territory (35.2 million television households) and can reach approximately four million households that currently use C-Band dishes to receive broadcast channels. At the end of June 1998, TVA had 71,687 C-Band subscribers representing a growth of 3.2% as compared to 1Q98. In order to receive TVA C-Band signal, the subscriber must pay a low US$87 hook-up fee - the lowest hook-up fee in the Brazilian DTH Market since February 1998 - and a monthly fee of US$44. In this manner, the C-Band user may upgrade to TVA's C-Band service, which offers up to 24 Pay TV channels, in addition to local off-air channels. This segment is expected to have minimal growth in the near future by virtue of the huge variety of Pay TV technologies and the new upcoming licenses.

     We intend to continue with the subscriber base administrative policies of disconnecting thirty-day past due subscribers, both individual and MDU, and working on reconnections through contact with the disconnected subscribers.

     These policies have shown good results, expressed by churn reduction of 29%, which can be confirmed by the average monthly churn rate of 1.7% in 2Q98 against 2.4% in 1Q98.


Subscriber Performance

     During the second quarter, C-Band's subscriber base increased 3.2% as compared to the end of the first quarter, almost reaching 72,000 subscribers as mentioned above.

     The following table shows subscriber performance between the quarters ended March 31, 1998 and June 30, 1998:


                          C-Band Subsriber Evolution
                                 (Apr-Jun/98)
                                                                     TVA
                                                                   Sistema
                                                                   -------
(+) Paying Subs - March 31, 1998                                    69,431
(+) New Connects                                                     6,209
(+) Net Transferred from/to other Operations                             0
(-) Disconnects                                                      3,953
(=) Paying Subs - June 30, 1998                                     71,687
2nd Q98 Growth                                                        3.2%
Monthly Churn (a)                                                     1.7%
Annual Churn (b)                                                     20.9%

----------
(a)  Disconnects / (Initial Balance + New Connects + Net Transferred) / 3
(b)  Monthly Churn * 12

Tevecap S.A.                                                         Page 20/36


C-Band Strategy:

     TVA's main C-Band competitor abandoned the market. This offers TVA's C-Band a good opportunity to exploit this segment, which has lower market potential, but experienced a subscriber base growth and continues to be a profitable business.

     Sales performance is presented in the chart below:

                             Sales Volume per Month
                             ----------------------

                                     [CHART]

     Brazil has  certain  areas  that  cannot  receive  Ku-Band  signals  due to limitations of satellite footprints. TVA can serve those areas without competition and without additional investment. TVA expects to concentrate its efforts in those areas using its existing decoder inventory. Our C-band subscriber base is fully addressable.

     During the second quarter, C-Band Operations focused on MDU sales (bulk installation in multiple dwelling units) and reduced hook-up and monthly fees. MDU sales increased from 10% of total sales in 1Q98 to 32% in 2Q98. The table below shows the price performance for this Operation:


                                        US$ per new subs
                                        ----------------
                         Hook up fee                         Monthly fee
                         -----------                         -----------
                 1Q98      2Q98      % Chg.          1Q98       2Q98     % Chg.
                 ----      ----      ------          ----       ----     ------
TVA Sistema    $108.22    $60.38     -44.2%         $41.87     $35.90    -14.3%


     In making any comparison with our major competitor in Brazil, market analysts should add this subscribers base to DirecTV(TM)'s subscriber base, since the competitor merged its C-Band and Ku-Band technologies in the same legal entity.

Tevecap S.A.                                                         Page 21/36


     d)   TVA Distribuidora - 2Q98 Income Statement




                              TVA DISTRIBUIDORA S.A
                                Income Statement
                For the Three-Month Periods Ended June 30, 1998;
                        March 31, 1998 and June 30, 1997


                                       2Q98                          1Q98                                 2Q97
                                       ----                          ----                                 ----
                                                                                 2Q98/                              2Q98/
                                            % Net                   % Net        1Q98                    % Net      2Q97
                                 $000       Revenue      $000       Revenue    % Change      $000       Revenue   % Change
                                 ----       -------      ----       -------    --------      ----       -------   --------
  Monthly subscriptions         38,713      104.7%      40,255       99.9%       -3.8%      42,243       89.1%      -8.4%
  Installation (Hook-up fee)     1,104        3.0%       2,654        6.6%      -58.4%       8,014       16.9%     -86.2%
  Advertising
  Indirect programming
  Other                             55        0.1%         390        1.0%      -85.9%         670        1.4%     -91.8%
Gross revenue                   39,872      107.8%      43,299      107.4%       -7.9%      50,927      107.4%     -21.7%
  Revenue taxes                (2,889)       -7.8%     (2,997)       -7.4%       -3.6%     (3,529)       -7.4%     -18.1%
Net revenue                     36,983      100.0%      40,302      100.0%       -8.2%      47,398      100.0%     -22.0%
  Direct operating expenses     19,061       51.5%      20,536       51.0%       -7.2%      23,077       48.7%     -17.4%
  S, G&A expenses                6,729       18.2%       7,788       19.3%      -13.6%      13,560       28.6%     -50.4%
EBITDA                          11,193       30.3%      11,978       29.7%       -6.6%      10,761       22.7%       4.0%



     Highlights as of June 30, 1998



     o EBITDA reached US$11.2 million in 2Q98, a growth of 4.0% when compared to the same period of the previous year, and the EBITDA Margin increased from 29.7% in 1Q98 to 30.3% in 2Q98.

     o As mentioned in the table below, Installation Revenue decreased 58.4% as compared to 1Q98. The main reasons were low volume of MMDS new subscriptions and reimbursements to C-Band subscribers who paid approximately US$351 a few months before the Company decided to drop the price to approximately US$87.


                                    US$ million
                                    -----------
                                 2Q98         1Q98        % Chg.
                                 ----         ----        ------
           Cable                  678          380         78.4%
           MMDS                   780        1,717        -54.6%
           C-Band                -354          557       -163.6%
           TOTAL                1,104        2,654        -58.4%


     o According to its strict disconnection policy, TVA makes a 100% provision for potential bad debt. However, as soon the Company realizes that any account receivable becomes non-collectable, TVA accounts the write-off in the Income Statement. As a consequence of this policy, the Company has cancelled non-receivable accounts, which allows TVA to recover taxes payable.

Tevecap S.A.                                                         Page 22/36



                                       US$ million
                                       -----------
                                    2Q98         1Q98        % Chg.
                                    ----         ----        ------
                 Cable             10,419        8,776         18.7%
                 MMDS              22,627       25,006         -9.5%
                 C-Band             5,667        6,473        -12.5%
                 TOTAL 1           38,713       40,255         -3.8%
                 Write-off          5,134        2,858         79.6%
                 TOTAL 2           43,847       43,113          1.7%


     As shown above, the Company always presents Accounts Receivable (TOTAL 1) clean-up of any non-collectable bill. Otherwise, the Monthly subscription in the Income Statement would be inflated, as line TOTAL 2 shows. The 3.8% decrease in Monthly Subscription during 2Q98 was due to the decision to disconnect delinquent subscribers.


     o Significant reduction of 7.2% in Direct Operating Expenses and 13.6% in SG&A during 2Q98 was due to the process review implemented with the support of AT Kearney.


TVA Satelite

     a)   Ku-Band Operation Overview

     DirecTV(TM) was the first digital Ku-Band service offered in Brazil. We launched this service in 1996 and ended that year with 23,322 subscribers. As of the end of fiscal year 1997, Ku-Band subscribers increased by 513% to 142,900 and on June 30, 1998, with approximately 176,000 subscribers, the Company continues to present significant growth. As compared to the 4Q97, the Company grew 23.2%.

     Our major competitor in this technology - Sky - announced that it had approximately 230 thousand subscribers (188 thousand Ku-Band Subscribers and 42 thousand C-Band subscribers) as of June 30, 1998, after the merger of C-band and Ku-band technologies. That performance shows that our Company continues to be, by far, the leader in the DTH segment, with 248,000 subscribers (including C-Band and Ku-Band technologies).

     We expect this segment to continue experiencing consistent growth. With the launch of Galaxy's VIII-i satellite in the fourth quarter of 1997, we obtained a significant improvement in the total signal availability, even under the most adverse weather conditions. The Galaxy VIII-i satellite is providing us with the capability of offering more than 150 channels in Brazil, with the best technology and quality available in the country. New channels have been introduced into the line-up as well as new pay-per-view programming options such as daily Pay-Per-View. The footprint of GVIII-i allows the use of a sixty-centimeter dish antenna in almost all of Brazil.

Tevecap S.A.                                                         Page 23/36

     The new satellite was launched on December 8, 1997 from the Cape Canaveral Air Station in Florida. It has replaced the transmission services on Galaxy III-R, the first satellite launched to offer DirecTV(TM), digital direct-to-home television service in Latin America. Galaxy VIII-i, with 32 transponders, is the most powerful satellite built to date by Hughes Space and Communications and is operated by PanAmSat Corporation. Its payload has been expanded and the expected operational life of the spacecraft extended. Additionally, as DirecTV's satellite covers almost all of Brazil, it can also be marketed to those households in areas where cable or MMDS are not fully developed or not economically viable alternatives.

     Galaxy Brazil, due to the new satellite, increased its line-up and currently offers 94 video channels (35 pay-per-view) and 48 audio channels, by far the most complete line-up in the DTH market. The entrance cost for a new subscriber is US$351 as a hook-up fee plus a monthly fee of US$12 as a decoder rental to the customer. The US$12 is built-in to the total monthly subscription fee of US$58.This operation has been funded with a long-term lease finance facility.


Competition

     DirecTV(TM) is one of the leading operators in the Brazilian DTH Ku-Band market. It has the best quality product and the largest programming offer. SKY is the other player in the market, which had migrated its C-Band subscribers to its Ku-Band operation with no charge for equipment and antenna. SKY has been reducing its hook-up fee in order to match DirecTV(TM) prices, and has introduced many channels throughout the year. TECSAT is a new player that launched the service in March 1998. It started the servicse with a limited number of channels and a promotional programming package.


Subscriber Performance

     In the first quarter of 1998, DirecTV(TM) had approximately 176,000 direct Ku-Band subscribers, an increase of 7.4% over March 1998.

     The following table shows subscriber performance between the month ended March 31, 1998 and June 30, 1998 and previous months:


                          Ku-Band Subscriber Evolution
                                  (Jan-Jun/98)


                                                      2Q98         Apr        May         Jun        Jan-Jun
                                                      ----         ---        ---         ---        -------
(+) Paying Subs - Initial Balance                   163,826      163,826    163,411     168,930      142,900
(+) New Connects                                     23,297        6,759      7,814       8,724       46,154
(+) Net Transferred from/to other Operations
(-) Disconnects                                      11,121        7,174      2,295       1,652       13,052
(=) Paying Subs - Closing Balance                   176,002      163,411    168,930     176,002      176,002
2nd Q98 Growth                                         7.4%        -0.3%       3.4%        4.2%        23.2%
Monthly Churn (a)                                      2.0%         4.2%       1.3%        0.9%         1.2%
Annual Churn (b)                                      23.8%        50.5%      16.1%       11.2%        13.8%

----------
(a)  Disconnects / (Initial Balance + New Connects + Net Transferred) / 3
(b)  Monthly Churn * 12

Tevecap S.A.                                                         Page 24/36


     Although DirecTV(TM)had an overall disconnection rate of 2% for 2Q98, the monthly churn rate since May has stabilized at 1.1%, as shown in the table above. We expect this rate to remain stable for the remainder of 1998.


Increase in MDU sales and Regional Sales Teams increase the 2Q98 performance:

     Sales increased 7.3%, from 21,543 new net sales during 1Q98 to 23,114 for 2Q98. The MDU project was implemented in 125 new cities and, due to that, we hired new direct sales teams in major cities.

     Sales management was in-house and a new regional sales structure was implemented to manage retailers, dealers and a direct sales force. The retail sales channel is being reinforced by the increase in number of sales points in shopping centers and hypermarkets.

                             Sales Volume Per Month
                             ----------------------

                                     [CHART]

     During the second quarter, as a result of MDU Project and some short-time discounts for the first monthly fee for new subscribers, the average monthly fee decreased.

                                          US$ per new subs
                                          ----------------
                           Hook up fee                       Monthly fee
                           -----------                       -----------
                   1Q98       2Q98     % Chg.         1Q98      2Q98     % Chg.
                   ----       ----     ------         ----      ----     ------
Galaxy Brasil    $325.96    $324.47     -0.5%        $50.74    $48.52     -4.4%

Tevecap S.A.                                                         Page 25/36


     b)   TVA Satelite - 2Q98 Income Statement



                               TVA SATELITE LTDA.
                                Income Statement
                For the Three-Month Periods Ended June 30, 1998;
                        March 31, 1998 and June 30, 1997


                                       2Q98                    1Q98                               2Q97
                                       ----                    ----                               ----
                                                                                 2Q98/                               2Q98/
                                             % Net                   % Net       1Q98                    % Net       2Q97
                                 $000       Revenue      $000       Revenue    % Change      $000       Revenue   % Change
                                 ----       -------      ----       -------    --------      ----       -------   --------
  Monthly subscriptions         25,615       70.0%      22,623       68.9%       13.2%      10,888       43.8%     135.3%
  Installation (Hook-up fee)    13,821       37.8%      12,646       38.5%        9.3%      16,265       65.4%     -15.0%
  Advertising
  Indirect programming
  Other
Gross revenue                   39,436      107.8%      35,269      107.5%       11.8%      27,153      109.2%      45.2%
  Revenue taxes                (2,852)       -7.8%     (2,448)       -7.5%       16.5%     (2,290)       -9.2%      24.5%
Net revenue                     36,584      100.0%      32,821      100.0%       11.5%      24,863      100.0%      47.1%
  Direct operating expenses     22,591       61.8%      22,051       67.2%        2.4%      11,671       46.9%      93.6%
  S, G&A expenses                9,552       26.1%       9,062       27.6%        5.4%      12,007       48.3%     -20.4%
EBITDA                           4,441       12.1%       1,708        5.2%      160.0%       1,185        4.8%     274.8%



     Highlights as of June 30, 1998


     o EBITDA increased 160% as compared to 1Q98. As a percentage of Net Revenue (EBITDA Margin), we moved from 5.2% in 1Q98 to 12.1% in 2Q98.

     o Monthly Subscriptions amounted to US$25.6 million in 2Q98, an increase of 13.2% versus US$22.6 million in 1Q98, as a result of the subscriber increase and additional Pay-Per-View revenue.

     o Installation Revenue also increased 9.3%, from US$12.6 million in 1Q98 to US$13.8 million as a result of sales.

     o SG&A, as a percentage of Net Revenue, declined from 27.6% in 1Q98 to 26.1% in 2Q98, and Direct Operating Expenses, also as a percentage, declined from 67.2% in 1Q98 to 61.8% in 2Q98.

Tevecap S.A.                                                         Page 26/36


TVA Programadora

     TVA's programming is distributed by TVA to its owned and operated Multiple System Operator (MSOs), its affiliated MSOs and to independent operators. By the end of 2Q98, programming was distributed to almost 1.4 million households. Among its proprietary channels, TVA Programadora includes ESPN Brasil, HBO Brasil channels - HBO 1, HBO 2 (multiplexed) and Cinemax - Bravo Brasil and Eurochannel.


     a)   HBO Brasil Operation Overview

     On June 30, 1998, HBO Brasil had 820,574 subscribers, being distributed by 73 Pay TV operators throughout the Country. This subscriber count is 11.6% higher than 1Q98, despite HBO's recent move to premium tier in its main operations. These figures convey the increasing market acceptance of its superior product.

     Thus far, 1998 has been a terrific year for HBO in terms of programming content. The partner studio providers (Disney, Warner, Sony) have supplied a better than ever stream of blockbuster movies, including "Jerry Maguire", "The Scarlet Letter", "Scream", "The Rock", "Ransom", "A Time to Kill" and many others. The second semester is also promising, featuring the most expensive TV original production to date, HBO's original "From Earth to the Moon", and blockbuster movies such as "Men in Black", among others. With this programming offering, HBO is gradually reinforcing its popularity with subscribers. Recent marketing surveys indicate that HBO has been increasing its position as the strongest preference among subscribers and the highest levels of satisfaction when compared to any other Pay TV service. Over 80% of HBO subscribers mention the channel as their favorite among all pay TV channels. Its satisfaction levels are superior than any other channels, including all broadcast networks. This fact is unique in the Brazilian Pay TV market.

                        Most Frequently Watched Channels
                        --------------------------------

                                     [CHART]

   Source : DataFolha Market Research, June 1998 results with 2,128 interviews

Tevecap S.A.                                                         Page 27/36


     Cinemax continues to show rampant growth of its subscriber base. The channel is growing in popularity among movie lovers, its target segment, and has shown a perfect complement to HBO's portfolio of products. The channel is developing its movie assets through new acquisitions and by the establishment of output deals.

     b)   ESPN Brasil Operation Overview

     At June 30, 1998, ESPN Brasil had 899,013 subscribers, being distributed by 71 Pay TV operators. The channel continues to reinforce its programming content, including rights to the most important Brazilian, European and South American soccer leagues, and other relevant Brazilian sports, such as volleyball and basketball, plus an exclusive license agreement with ESPN2 for Brazil.

     Last June, ESPN Brasil offered its subscribers a 24 hour complete coverage of the soccer World Cup, which is by far the most relevant sports event of the year in Brazil. The coverage was followed by extensive promotional support, and the end results were very encouraging. The round tables promoted by the channel were subscribers' favorite with a 36.6% rate of preference, ahead of Globo, the major Brazilian broadcast station, which had a rate of 32.84% under the same research (Analise & Sintese Marketing Research Institute, June 1998). Extensive media space was granted to the unique and highly qualified coverage of the channel, which was surpassed by none in its first World Cup. The successful formats developed are now being utilized for other important soccer tournaments.


     c)   TVA Channel Operation Overview

     During 2Q98, the recently launched channels CBS Telenoticias, Nickelodeon and Discovery Kids completed their process of delivering 24 hours a day of programming, entirely in the Portuguese language. This upgrade is of paramount importance to Brazilian viewers, especially for children.

     Tiering packages introduced on November 1st, 1997, have proven to be a powerful sales tool as well as a churn controlling aid. Only 10% of the existing base as of the launch date converted to less expensive packages. With the financial distress caused by unfavorable economic conditions, the great majority of this group would otherwise drop the service. Continuing to be customers in a lower level platform, they can upgrade once their financial conditions improve. Tiering has also helped with the gaining of new subscribers: 35% of the new sales from November 1, 1997 have been to newly developed packages, which are an opportunity for future upgrades, especially for C social classes, which had little or no experience with the product to date.

Tevecap S.A.                                                         Page 28/36


Subscriber Performance

     In 2Q98, TVA Programadora had approximately 712,000 indirect subscribers, an increase of 5.8% over March 31, 1998, as described in the following table:


                      TVA Programadora Subscriber Evolution
                                  (Apr-Jun/98)

                                                                      Indirects
                                                                      ---------
(+) Paying Subs - March 31, 1998                                       672,830
(+) New Connects                                                        68,843
(+) Net Transferred from/to other Operations
(-) Disconnects                                                         29,994
(=) Paying Subs - June 30, 1998                                        711,679
2nd Q98 Growth                                                            5.8%
Monthly Churn (a)                                                         1.3%
Annual Churn (b)                                                         16.2%

----------
(a)  Disconnects / (Initial Balance + New Connects + Net Transferred) / 3
(b)  Monthly Churn * 12


Aggressive campaign helps indirect operators:

     Independent operators enjoyed growth of 5.8% during 2Q98 (against 0.5% in the first quarter) as a result of our aggressive campaign targeting independent operators.

Tevecap S.A.                                                         Page 29/36


     d)   TVA Programadora - 2Q98 Income Statement


                             TVA PROGRAMADORA LTDA.
                                Income Statement

                For the Three-Month Periods Ended June 30, 1998;
                        March 31, 1998 and June 30, 1997


                                       2Q98                    1Q98                                2Q97
                                       ----                    ----                                ----
                                                                                 2Q98/                              2Q98/
                                            % Net                   % Net        1Q98                    % Net      2Q97
                                  $000      Revenue      $000       Revenue    % Change      $000       Revenue   % Change
                                  ----      -------      ----       -------    --------      ----       -------   --------
  Monthly subscriptions
  Installation (Hook-up fee)
  Advertising                    1,265       17.6%       1,203       14.0%        5.2%       1,136       11.0%      11.4%
  Indirect programming           4,527       62.9%       5,729       66.5%      -21.0%       6,459       62.3%     -29.9%
  Other                          1,776       24.7%       2,196       25.5%      -19.1%       3,169       30.6%     -44.0%
Gross revenue                    7,568      105.2%       9,128      106.0%      -17.1%      10,764      103.8%     -29.7%
  Revenue taxes                  (376)       -5.2%       (514)       -6.0%      -26.8%       (398)       -3.8%      -5.5%
Net revenue                      7,192      100.0%       8,614      100.0%      -16.5%      10,366      100.0%     -30.6%
  Direct operating expenses      6,512       90.5%       6,963       80.8%       -6.5%       8,539       82.4%     -23.7%
  S, G&A expenses                1,794       24.9%       2,009       23.3%      -10.7%       2,244       21.6%     -20.1%
EBITDA                         (1,114)      -15.5%       (358)       -4.2%      211.2%       (417)       -4.0%     167.1%


     Highlights as of June 30, 1998

     o    Two major factors influenced the EBITDA, as follows:

          i) Indirect programming - We negotiated with our programming suppliers the ability to directly bill our affiliates (Canbras TVA and TV Filme), to avoid double taxation and reduce programming costs for our affiliates. This lowered by US$1.2 million the Indirect programming revenue.

          ii) Direct Operating Expenses - During 2Q98, decreased by US$1.2 million for the reason mentioned above, but this decrease was partially offset by (among other factors) additional costs related to improvement in our operated and owned channels.

Tevecap S.A.                                                         Page 30/36


4.   Tevecap's Consolidated 2Q98 Results
     -----------------------------------

     a)   Consolidated Results


     Monthly Subscription Revenue
     ----------------------------

                                    2Q98             1Q98            2Q98
                                    ----             ----            ----
     US$ million                   64,328           62,878          53,131
     % of Gross Revenue             73.9%            71.4%           59.7%


     As shown above, the Monthly Subscription Revenue continues to be the most important portion of revenue in light of our solid and consistent subscriber base. For 2Q98 we experienced a 2.3% growth rate despite the adverse Brazilian economic situation as already mentioned in the previous pages.

     The Company has a provision for bad debt equivalent to 100% of the potential subscriber cancellation based on historical data.


     Installation Revenue
     --------------------

                                    2Q98             1Q98            2Q98
                                    ----             ----            ----
     US$ million                   14,925           15,300          24,279
     % of Gross Revenue             17.1%            17.4%           27.3%


     During 2Q98, Installation Revenue decreased 2.5% as compared to 1Q98. The decrease in TVA Distribuidora, due to low sales level in MMDS and C-Band price reduction, was partially off set by the 9.3% increase of TVA Satelite's installation revenue.

     The chart below shows the performance of sales in 2Q98:


                           2Q98           1Q98           % Chg.
                           ----           ----           ------
     MMDS                 11,281         24,382          -53.7%
     Cable                14,946         15,452           -3.3%
     C Band                7,612          5,685           33.9%
     Ku Band              23,114         21,543            7.3%
                          ------         ------            ---
     TOTAL O&O            56,953         67,062          -15.1%
     Ventures              5,260          4,344           21.1%
                           -----          -----           ----
     Total                62,212         71,406          -12.9%

Tevecap S.A.                                                         Page 31/36


Indirect Programming Revenue
----------------------------

                             2Q98            1Q98             2Q97
                             ----            ----             ----
US$ million                  4,527           5,729            6,459
% of Gross Revenue           5.2%            6.5%             7.3%


     The decrease of Indirect Programming Revenue is due to a change in the billing process between the programming suppliers and our affiliates.


Direct Operating Expenses
-------------------------

                                     2Q98            1Q98           2Q97
                                     ----            ----           ----
(+)  Direct Operating Expenses      21,205          23,134         24,241
       (excluding programming)
% of Net Revenue                     26.2%           28.2%          29.3%
(+)  Programming                    26,959          26,416         19,046
% of Net Revenue                     33.3%           32.2%          23.0%
(=)  Direct Operating Expenses      48,164          49,550         43,287
% of Net Revenue                     59.5%           60.3%          52.3%


     Overall, the Direct Operating Expenses, as a percentage of Net Revenue continue under control and declining, due to the intensive search for cost reductions as previously mentioned when we made reference to AT Kearney process review.



Selling, General and Administrative expenses
--------------------------------------------

                                      2Q98            1Q98           2Q97
                                      ----            ----           ----
Selling Expenses                     5,117           8,038          8,196
% of Net Revenue                      6.3%            9.8%           9.9%
Allowance for doubtful accounts      2,062           2,691          2,170
% of Net Revenue                      2.5%            3.3%           2.6%
G&A                                 16,491          14,591         21,152
% of Net Revenue                     20.4%           17.8%          25.6%
SG&A                                23,670          25,321         31,518
% of Net Revenue                     29.2%           30.8%          38.1%


     During 2Q98, SG&A decreased by 6.5% over 1Q98. Due to the sales force in-housing process during 2Q98, some costs that used to be considered selling expenses were accounted as G&A. This explains why, as a percentage of sales, selling expenses decreased and G&A increased when compared between 1Q98 and 2Q98. Tevecap maintained its policy to make provisions for 100% of bad debt and for potential subscriber cancellation and on June 30, 1998, the Company had a provision of US$15.7 million for doubtful accounts.

Tevecap S.A.                                                         Page 32/36

EBITDA
------

                              2Q98            1Q98            2Q97
                              ----            ----            ----
US$ million                   9,138           7,290           7,914
% of Net Revenue              11.3%           8.9%            9.6%



     EBITDA Margin in 2Q98 as a percentage of Net Revenue increased from 8.9% in 1Q98 to 11.3% in 2Q98 as a consequence of the performance mentioned previously in this report. On an operation-per-operation basis, TVA Distribuidora experienced a growing and consistent EBITDA Margin as shown below:


                              2Q98            1Q98            2Q97
                              ----            ----            ----
TVA Distribuidora             30.3%           29.7%           22.7%
TVA Programadora             -15.5%           -4.2%           -4.0%
TVA Satelite                  12.1%           5.2%            4.8%



     Operating Loss
     --------------

     During 2Q98 Operating Loss was US$12.3 million, the same as the US$12.3 million loss reported for the 1Q98.


     Interest Income/Expense
     -----------------------

     Net Interest Income/Expense was US$17.1 million for 2Q98, a 17% increase when compared with US$14.5 million reported for 1Q98. The main reason for this is an increase in debt, resulting from investments partially financed.


     Equity losses of affiliates
     ---------------------------

     This item amounted to a loss of US$3.3 million in 2Q98 versus US$4.8 million in 1Q98. This loss came from ESPN Brasil (US$2.3 million), HBO Brasil (US$0.8 million) and Canbras TVA (US$0.3).


     b)   Financial Situation

     The following table sets forth Tevecap's Debt breakdown and Capitalization for 2Q98, 1Q98 and 2Q97:


                            2Q98               1Q98               2Q97
                            ----               ----               ----
Short Term Debt            69,317             71,552             36,594
Long Term Debt            385,174            349,022            327,171
Total Debt                454,491            420,574            363,765
Shareholders' Equity       37,518             70,578             47,027
Capitalization            492,009            491,152            410,792

Tevecap S.A.                                                         Page 33/36

     During 2Q98, Total Debt increased US$33.9 million, which means that Tevecap accrued US$17.1 million of interest expense and increased net new debt by US$16.9 million used to finance our expansion.

     The following table shows the debt breakdown for the end of 2Q98, and the subsequent graph shows the debt cash flow for next years.


                    Debt balance as of June 30, 1998 (US$000)
                    -----------------------------------------

                           High Yield                   Trade                        Box       Loans from
                          12 5/8 % py     Eximbank    Financing       Finame       Leasing       Abril        Total
                         -------------    --------    ---------       ------       -------       -----        -----
Short Term                    3,008        6,093        49,938          298         9,980                     69,317
Long Term                   250,000       14,976         2,836                     28,493       88,869       385,174

TOTAL                       253,008       21,069        52,774          298        38,473       88,869       454,491

Remaining Term (years)          6.5          3.9           1.1          2.8           4.0                        4.6



                             Debt Cash Flow (US$MM)
                             ----------------------

                                     [CHART]

Tevecap S.A.                                                         Page 34/36



     c)   Consolidated Balance Sheet


                                  TEVECAP S.A.
                           Consolidated Balance Sheet

                      For the Periods Ended June 30, 1998;
                      March 31, 1998 and June 30, 1997 (in
                            thousands of US dollars)


                                                   Jun 30,       Mar 31,                      June 31,
                                                     1998          1998         % Chg.          1997         % Chg.
                                                     ----          ----         ------          ----         ------
Cash and cash equivalents                           1,270        16,378          -92%         32,381          -96%
Accounts receivable, net                           46,999        43,103            9%         47,759           -2%
Inventories                                        19,106        23,639          -19%         15,582           23%
Film exhibition rights                              1,551         1,559           -1%            606          156%
Prepaid and other assets                           15,228        11,139           37%         10,457           46%
Other accounts receivable                          13,967        14,254           -2%          7,288           92%
                                                   ------        ------            -           -----           --
Total current assets                               98,121       110,071          -11%        114,073          -14%
                                                   ------       -------           --         -------           --

Property, plant and equipment                     454,502       434,038            5%        337,845           35%
Investments
- Equity affiliates                                 2,992         5,229          -43%          7,682          -61%
- Cost basis investees                             44,905        43,705            3%         27,734           62%
- Concessions, net                                 12,922        13,349           -3%         16,276          -21%
Loans to related companies                         29,387        19,311           52%         20,277           45%
Prepaid expenses                                    6,985         7,351           -5%          8,576          -19%
Other                                               2,253         2,683          -16%          2,193            3%
                                                    -----         -----           --           -----            -

Total assets                                      652,067       635,737            3%        534,656           22%
                                                  =======       =======            =         =======           ==

Short-term bank loans                              69,317        71,552           -3%         36,594           89%
Film suppliers                                     30,167        26,017           16%         15,536           94%
Other suppliers                                    74,806        64,940           15%         47,271           58%
Taxes payable other than income taxes              14,679        13,761            7%          9,369           57%
Accrued payroll and related liabilities             7,057         6,282           12%          7,891          -11%
Advance payments received from subscribers          3,110         3,045            2%          5,850          -47%
Other accounts payable                              8,638         8,126            6%         13,340          -35%
                                                    -----         -----            -          ------           --
Total current liabilities                         207,774       193,723            7%        135,851           53%
                                                  -------       -------            -         -------           --

Long term bank loans                              296,305       303,198           -2%        300,718           -1%
Loans from related companies                       88,869        45,824           94%         26,453          236%
Loans from shareholders                                                                        3,802         -100%
Provision for claims                                7,285         6,643           10%          5,089           43%
Liability to fund joint
  venture and equity investee                          51                                        561          -91%
Deferred hook up fee revenue                       10,281        11,190           -8%         13,754          -25%
                                                   ------        ------            -          ------           --
Total long-term liabilities                       402,791       366,855           10%        350,377           15%
                                                  -------       -------           --         -------           --

Minority interest                                   3,984         4,581          -13%          1,401          184%

Paid-in-capital                                   387,803       387,803            0%        287,962           35%
Accumulated deficit                              (350,285)     (317,225)           10%      (240,935)           45%
                                                 --------      --------            --       --------            --
Total shareholders' equity                         37,518        70,578          -47%         47,027          -20%
                                                   ------        ------           --          ------           --

Total liabilities and shareholders' equity        652,067       635,737            3%        534,656           22%
                                                  =======       =======            =         =======           ==

Tevecap S.A.                                                         Page 35/36



     d)   Tevecap - 2Q98 Income Statement


                                  TEVECAP S.A.
                                Income Statement
                For the Three-Month Periods Ended June 30, 1998;
                        March 31, 1998 and June 30, 1997


                                       2Q98                    1Q98                              2Q97
                                       ----                    ----                              ----
                                                                                2Q98/                              2Q98/
                                                                                1Q98                               2Q97
                                             % Net                  % Net         %                    % Net         %
                                   $000      Revenue      $000      Revenue     Change       $000      Revenue     Change
                                   ----      -------      ----      -------     ------       ----      -------     ------
  Monthly subscriptions           64,328       79.4%     62,878       76.5%        2.3%     53,131       64.2%      21.1%
  Installation (Hook-up fee)      14,925       18.4%     15,300       18.6%       -2.5%     24,279       29.4%     -38.5%
  Advertising                      1,265        1.6%      1,203        1.5%        5.2%      1,136        1.4%      11.4%
  Indirect programming             4,527        5.6%      5,729        7.0%      -21.0%      6,459        7.8%     -29.9%
  Other                            2,048        2.5%      3,015        3.7%      -32.1%      3,936        4.8%     -48.0%
Gross revenue                     87,093      107.6%     88,125      107.3%       -1.2%     88,941      107.5%      -2.1%
  Revenue taxes                  (6,121)       -7.6%    (5,964)       -7.3%        2.6%    (6,222)       -7.5%      -1.6%
Net revenue                       80,972      100.0%     82,161      100.0%       -1.4%     82,719      100.0%      -2.1%
  Direct operating expenses       48,164       59.5%     49,550       60.3%       -2.8%     43,287       52.3%      11.3%
  S, G&A expenses                 23,670       29.2%     25,321       30.8%       -6.5%     31,518       38.1%     -24.9%
EBITDA                             9,138       11.3%      7,290        8.9%       25.3%      7,914        9.6%      15.5%
  Allowance for
    obsolescence of material          49        0.1%                                           999        1.2%     -95.1%
  Depreciation and
    amortization                  21,365       26.4%     19,551       23.8%        9.3%     12,547       15.2%      70.3%
Operating loss                  (12,276)      -15.2%   (12,261)      -14.9%        0.1%    (5,632)       -6.8%     118.0%
  Interest Income                    771        1.0%      2,767        3.4%      -72.1%      1,357        1.6%     -43.2%
  Interest expenses             (17,830)      -22.0%   (17,297)      -21.1%        3.1%   (13,644)      -16.5%      30.7%
  Translation (loss) gain            229        0.3%      (636)       -0.8%     -136.0%      (469)       -0.6%    -148.8%
  Equity in losses of affiliates (3,322)       -4.1%    (4,761)       -5.8%      -30.2%    (3,239)       -3.9%       2.6%
  Other nonoperating
    (expenses) income, net       (1,230)       -1.5%        731        0.9%     -268.3%        528        0.6%    -333.0%
Loss before income taxes
  and minority interest         (33,658)      -41.6%   (31,457)      -38.3%        7.0%   (21,099)      -25.5%      59.5%
Income taxes
Minority interest                    598        0.7%        222        0.3%      169.4%        200        0.2%     199.0%
Net income (loss)               (33,060)      -40.8%   (31,235)      -38.0%        5.8%   (20,899)      -25.3%      58.2%

Tevecap S.A.                                                         Page 36/36



     e)   Tevecap - 2Q98 Statement of Cash Flow


                                  TEVECAP S.A.
                             Statement of Cash Flow
                For the Three-Month Periods Ended June 30, 1998;
         March 31, 1998 and June 30, 1997 (in thousands of U.S. dollars)


                                                                2Q            1Q             2Q
Cash flows from operating activities:                          1998          1998           1997
                                                               ----          ----           ----
Net loss                                                    (33,060)       (31,235)      (20,899)
Adjustment to  reconcile  net loss to net cash
(used in)  provided by  operating activities:
   Depreciation                                               20,938         19,125        12,068
   Amortization                                                  427            426           479
   Allowance for doubtful accounts                             2,062          2,691         2,170
   Allowance for obsolescence                                     49                          998
   Provision for claims                                          642            736           542
   Minority interest                                           (597)          (221)         (201)
   Equity in losses (earnings) of affiliates                   3,321          4,761         3,236
Changes in operating assets and liabilities:
   Film exhibition rights                                          8          (268)           250
   Accounts receivable                                       (5,958)          1,208      (14,001)
   Prepaid and other assets                                  (3,723)          9,586         1,910
   Other accounts receivable                                     286        (7,573)      (11,421)
   Accrued interest                                           11,523          3,266         8,924
   Inventories                                                 4,484           (49)           326
   Legal deposits                                                430
   Suppliers                                                  14,016        (1,976)         (133)
   Taxes payable other than income taxes                         918            924           526
   Accrued payroll and related liabilities                       775          (307)           729
   Advances received from subscribers                             65        (1,341)         (453)
   Deferred hook up fee Revenue                                (909)          (908)         4,530
   Other accounts payable                                        512          3,283         3,787
         Net Cash (used in) provided
           by operating activities                            16,209          2,128       (6,633)
Cash flows from investing activities:
Business acquisition
   Purchase of fixed assets                                 (41,402)       (31,191)      (89,628)
   Loans to affiliated companies                            (10,232)          (189)       (3,634)
   Cash received on loans to affiliated companies                344            439
   Investments in equity and cost investments                (2,234)       (11,625)       (4,851)
         Net cash used in investing activities:             (53,524)       (42,566)      (98,113)
Cash flows from financing activities:
   Loans from Banks                                            4,530         15,081        67,262
   Capital contributions                                                     99,847
   Loans from shareholders                                                                    574
   Loans from affiliated companies                            45,019         38,651        23,378
   Repayments of loans from affiliated companies             (4,615)       (90,073)
   Repayments of loans from banks                           (22,727)        (7,714)      (19,153)
   Net cash provided by financing activities                  22,207         55,792        72,061
   Net (decrease) increase in cash and cash equivalents     (15,108)         15,354      (32,685)
Cash and cash equivalents at beginning of the period          16,378          1,024        65,066
Cash and cash equivalents at end of the period                 1,270         16,378        32,381